July 19, 2007

Mail Stop 4561

Hong Zhao, President
YaFarm Technologies, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

> **Re: YaFarm Technologies, Inc.**
> **Amendment 3 to Form SB-2**
> **Filed July 6, 2007**
> **File No. 333-140764**

Dear Ms. Zhao:

We have reviewed your amendment and have the following comments in that regard. Unless otherwise noted, all of our comment letter references are to our letter dated June 28, 2007.

Form SB-2
Selling Security Holders, page 11

1. Please see prior comment 1. We understand that CH Capital, LLC is an affiliate of a broker-dealer – Mark Stewart Securities, Inc. We also understand that CH Capital, LLC did not acquire the securities in the ordinary course of business. As such, it appears that CH Capital, LLC should be identified as an underwriter.

Part II
Undertakings, page II-3

2. Please see prior comment 8. We note that you have included both the 430B and the 430C undertaking set forth in Item 512(g) of Regulation S-B. Please revise to include the particular undertaking appropriate to your offering.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Brian A. Lebrecht
The Lebrecht Group, APLC
406 W. South Jordan Parkway, Suite 160
South Jordan, UT 84095
Facsimile Number: (801) 983-4958